EXHIBIT 99.1

News Release dated November 2, 2017, Suncor Energy and PetroNor announce agreement for equity partnership

News Release

FOR IMMEDIATE RELEASE

Suncor Energy and PetroNor announce agreement for equity partnership

Val-d’Or, Quebec (Nov. 2, 2017) — Suncor and PetroNor today announced the purchase by Suncor of a 41% equity interest in PetroNor, a petroleum products distributor across the James Bay and Abitibi-Témiscamingue regions of Quebec.

Owned and operated by the James Bay Crees, PetroNor services commercial, industrial, aviation, mining and residential clients. PetroNor’s technical expertise and logistics capabilities have helped them support the unique and specialized needs of northern customers and communities for many years.

“This announcement clearly shows that we are integral players in business and we have the ability and means to build strong relationships. We believe Suncor’s continued willingness to forge a long-term business relationship with the James Bay Crees demonstrates a shared belief in the long-term growth opportunities for PetroNor and the northwestern regions of Quebec,” says Dr. Ted Moses, president, PetroNor.

Under the terms of the agreement, Suncor, through its Petro-Canada brand, will continue its exclusive supply agreement with PetroNor providing fuel and distillate from the Suncor Montreal refinery to the northwest Quebec region. In addition, Suncor and PetroNor will continue to pursue additional opportunities in northwestern Quebec to better serve customers in the region.

“Today’s announcement builds on the 14-year relationship we’ve had with PetroNor. During this time we’ve developed greater understanding of each other’s business strengths and worked on a collaborative approach that will allow for our long-term success,” said Kris Smith, executive vice president, Downstream, Suncor. “We see exciting growth opportunities in the region and we’re looking forward to working together to grow this business.”

In 2016, Suncor announced a social goal, which recognizes the value of relationships, and focuses on changing the way we think and act so we can strengthen relationships and increase the participation of Aboriginal Peoples in energy development. This partnership is another example of strengthening relationships in the communities where we operate.

Click here to view the announcement.

Legal Advisory - Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor continuing its exclusive supply agreement with PetroNor providing fuel and distillate from the Suncor Montreal refinery to the northwest Quebec region; the expectation that Suncor and PetroNor will continue to pursue additional opportunities in northwestern Quebec to better serve customers in the region; the belief that PetroNor has the ability to build strong relationships and that Suncor’s willingness to forge a long-term business relationship with the James Bay Crees demonstrates a belief in the long-term growth opportunities for Petro-Nor and the northwestern regions of Quebec; and references to Suncor’s social goal, including the impacts of working towards such goal.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends.  Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe additional risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/financialreports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PetroNor is a thriving company that stands out in the community as well as across northern Quebec: Eeyou Istchee (James Bay) and Abitibi-Témiscamingue and whose aspiration for excellence is well established. It’s in this context that since its creation, PetroNor has quickly become the main supplier of petroleum products in the Eeyou-Istchee territory. Having opened its new administrative office in Val-d’Or, in 2008, the company consists of a dynamic team whose mandate is to serve in an innovative, fast, professional and efficient fashion throughout Eeyou Istchee and Abitibi-Témiscamingue, offering a customized service to meet the specific needs of its clients. PetroNor assures its customers access to all fuels and lubricants required for aviation and residential use, commercial and industrial activities, as well as specialized products at competitive prices.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor works with Aboriginal communities across Canada to increase their participation in energy development. One of the ways we do this is through business development opportunities. Suncor has worked with more than 150 Aboriginal communities, including in the Regional Municipality of Wood Buffalo, home to our oil sands operations, and other locations through our Petro-Canada branded retail and wholesale products and services. In 2016, we spent $445 million in goods and services with Aboriginal-owned businesses, bringing our total to approximately $3.9 billion since 1999. There are 26 Petro-Canada branded gas stations owned by First Nations and one wind project where a First Nation is an equity partner.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

For more information about PetroNor, visit our web site at petronor.ca

Suncor	PetroNor
Media inquiries	Richard Brouillard
403-296-4000	soribco@cablevision.qc.ca
media@suncor.com